UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC File Number 000-50373
NOTIFICATION OF LATE FILING	CUSIP Number

(Check One): [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2004

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Spectrum Sciences & Software Holdings Corp.

Full Name of Registrant

N/A

Former Name if Applicable

91 Hill Avenue NW

Address of Principal Executive Office (Street and Number)

Fort Walton Beach, Florida  32548

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-KSB cannot be filed within the prescribed time period due to the Registrant needing additional time to complete the requisite financial statements and the review of the same with the Registrant’s accountants.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Nancy C. Gontarek

     (850)

       796-0909

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

[ X ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting that revenues for the fourth quarter of 2004 decreased to $1.1 million from $3.3 million for the comparable period in 2003. For the 12 months ended December 31, 2004, Spectrum’s revenues decreased to $11.1 million from $13.3 million reported in 2003. The loss of the Gila Bend operations and management contract as of the beginning of the fourth quarter accounted for both the quarter and full-year decrease in revenue.  Spectrum’s 2004 year-end cash, cash equivalents and short-term investments grew to $24,462,053 from $696,959 for year-end 2003.  The company will also report that it is virtually debt-free, having paid down approximately $3,000,000 of various debts during the year.  The Registrant further expects to report operating expenses of $40,564,140, a net operating loss of $40,618,033 and a net loss of $40,328,343 for the twelve month period ended December 31, 2004.  The change in the results of operations is due primarily to the recording of non-cash consulting expenses in the amount of $32,944,900 related to the issuance of stock options to a non-employee stockholder and certain other expenses in the approximate amount of $4,853,947 incurred during fiscal 2004 which are anticipated to be non-recurring.

Spectrum Sciences & Software Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      April 1, 2005

By

/s/

NANCY C. GONTAREK

Nancy C. Gontarek

Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.

A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.

Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The Form shall be clearly identified as an amendment notification.

5.

Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 nor §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).